Agriculture & Natural Solutions Acquisition Corporation

712 Fifth Avenue, 36th Floor

New York, NY 10019

November 1, 2023

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Agriculture & Natural Solutions Acquisition Corporation

Registration Statement on Form S-1

Filed October 24, 2023

File No. 333-275150

Ladies and Gentlemen:

Set forth below are the responses of Agriculture & Natural Solutions Acquisition Corporation (the “Company,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2023 with respect to the Company’s Registration Statement on Form S-1, File No. 333-275150, filed with the Commission on October 24, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Registration Statement on Form S-1 filed October 24, 2023

Summary

Our Company, page 3

1.

On pages 4-5 where you discuss the prior SPAC/de-SPAC experience of Riverstone, and elsewhere as appropriate, please disclose the current trading price of each post-combination publicly listed entity’s common stock (and American Depositary Shares, where applicable).

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 4–5 and 103–104.

Securities and Exchange Commission

November 1, 2023

2.

On page 4 where you discuss Hyzon Motors Inc., please disclose that certain members of your management team and board of directors have been named as defendants in several civil lawsuits relating to the July 2021 merger between Decarbonization Plus Acquisition Corporation and Hyzon.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 5 and 104.

* *  * * *

Securities and Exchange Commission

November 1, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stancell Haigwood or E. Ramey Layne of Vinson & Elkins L.L.P. at (212) 237-0035 or (713) 758-4629.

Very truly yours,

Agriculture & Natural Solutions Acquisition Corporation

By:	/s/ Robert (Bert) Glover
Name:	Robert (Bert) Glover
Title:	Chief Executive Officer

cc:	Stancell Haigwood, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Derek Dostal, Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP